Exhibit 99.1

Æterna Zentaris Inc. 315 Sigma Drive, Suite 302D Charleston, SC 29486 www.aezsinc.com	Press Release For immediate release

Aeterna Zentaris Announces At the Market Issuance Program

All dollar amounts are stated in US$.

Charleston, SC, March 28, 2017 - Aeterna Zentaris Inc. (NASDAQ, TSX: AEZS) (the “Company”) announced today that it has commenced a new “at-the-market” offering pursuant to its existing At Market Issuance (“ATM”) Sales Agreement, dated April 1, 2016, with H.C. Wainwright & Co., LLC (the “Sales Agent”), under which the Company may, at its discretion, from time to time during the term of the ATM Sales Agreement, sell up to a maximum of 3,000,000 common shares through ATM issuances on the NASDAQ Stock Market, up to an aggregate amount of $9.0 million. Any sales made under this ATM program will be made through the Sales Agent. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices may vary.

The common shares will be offered under a new prospectus supplement no. 3 filed with the United States Securities and Exchange Commission (the “SEC”) under the Company’s shelf registration statement on Form F-3 (333-194547) filed with the SEC on March 14, 2014, which was declared effective by the SEC on March 28, 2014.

The shelf registration statement on Form F-3 and the prospectus supplement for this offering are available on the SEC’s website (www.sec.gov). Alternatively, the Sales Agent will provide copies of these documents upon request by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, NY 10022 at placements@hcwco.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares, nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aeterna Zentaris

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We recently completed Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Contact:

Philip A. Theodore
Senior Vice President
ir@aezsinc.com
843-900-3223